                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)


                   Under the Securities Exchange Act of 1934


                         Harry's Farmers Market, Inc.
                               (Name of Issuer)

                      Class A Common Stock, no par value
                        (Title of Class of Securities)

                                  415863-10-9
                                (CUSIP Number)

                                Saad J. Nadhir
                Chairman, President and Chief Executive Officer
                        Progressive Food Concepts, Inc.
                           14103 Denver West Parkway
                            Golden, Colorado  80401
                                 303-278-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 3, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

The information required in the remainder of this cover page (the pages numbered 2 and 3 herein) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 415863-10-9                                         Page 2
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Progressive Food Concepts, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                    (a) [_]
                                                                      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7    2,000,000*
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,000,000*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,000,000*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.62%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
                           *SEE ITEM 5 OF TEXT BELOW.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 415863-10-9                                         Page 3
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Boston Chicken, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                    (a) [_]
                                                                      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7    2,000,000*
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,000,000*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,000,000*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.62%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
                           *SEE ITEM 5 OF TEXT BELOW.

          This Amendment relates to the Statement on Schedule 13D filed by Progressive Food Concepts, Inc., a Delaware corporation, Scott A. Beck and Saad
J. Nadhir on February 10, 1997, as amended by Amendment No. 1 thereto filed by Progressive Food Concepts, Inc., a Delaware corporation, and Boston Chicken, Inc., a Delaware corporation, on September 3, 1997 (as so amended, the "Schedule 13D"). All terms used herein, unless otherwise defined, shall have the same meaning as in the Schedule 13D.

     1. Appendix A to the Schedule 13D is hereby amended and restated to read in its entirety as set forth in Appendix A hereto.

     2. The last sentence of the first paragraph of Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     BCI owns on the date of this Statement all of the outstanding shares of common stock of PFCI (the "PFCI Common Stock").

     3. The third sentence of the second paragraph of Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     As a consequence of the foregoing transaction, BCI increased its interest in PFCI to approximately 85.29% of the outstanding PFCI Common Stock.

     4. Item 3 of the Schedule 13D is hereby amended by adding a new third paragraph thereto as follows:

           On November 7, 1996, BCI exercised its option to purchase from each of Messrs. Beck and Nadhir his remaining 333.3335 shares of PFCI Common Stock for $354,147.17. The consideration paid by BCI to each of Messrs. Beck and Nadhir for such PFCI Common Stock equals his original cost for such PFCI Common Stock plus an 8% per annum interest factor. As a consequence of such option exercise, PFCI became a wholly owned subsidiary of BCI.

     5. Item 4 of the Schedule 13D is hereby amended by amending and restating the first paragraph thereof in its entirety as follows:

          On January 31, 1997, PFCI entered into a series of agreements with the Issuer that, among other things, (i) permitted PFCI to develop a business model based on the businesses of the Issuer, including its Harry's Farmers Market(R) and Harry's In A Hurry(R) retail concepts, outside of the states of Georgia and Alabama, (ii) provided for a five-year mutual consulting arrangement between the two companies, (iii) included an investment by PFCI in the Issuer in the form of a $20 million dollar loan commitment and the Warrants, and (iv) included an investment by the Issuer in PFCI Common Stock.

     6. Item 4 of the Schedule 13D is hereby amended by amending and restating the fourth paragraph thereof in its entirety as follows:

          PFCI and the Issuer also entered into a secured loan agreement pursuant to which PFCI extended a loan to the Issuer (the "Refinancing Loan") in the principal amount of $12 million, which loan was used by the Issuer to pay certain indebtedness of the Issuer, and committed to extend an $8 million loan (the "Development Loan") to be used for general corporate purposes and to fund development costs relating to the development of the Issuer's business as contemplated by the Consulting Agreement.

     7. Item 4 of the Schedule 13D is hereby amended by adding a new sixth and seventh paragraphs thereto as follows:

          On November 3, 1997, PFCI and the Issuer finalized a transaction pursuant to which PFCI redeemed the 712.3746 shares of PFCI Common Stock held by the Issuer for $2.5 million in cash. The proceeds of this redemption were used by the Issuer to repay an aggregate of $2.5 million outstanding under the Development Loan to PFCI. The terms of the Development Loan were also amended in connection with such transaction as more fully described under Item 6 hereof. In addition, the Issuer's rights to appoint a member of, or observer on, PFCI's board of directors were terminated.

          In connection with such transaction, the agreements between PFCI and the Issuer relating to the use of the intellectual property held by the Trust were amended in the following respects: (i) PFCI agreed to not use the Harry's name or trademarks using the Harry's name (collectively the "Harry's Name Intellectual Property") in the states of Tennessee, South Carolina or North Carolina; (ii) on November 3, 1999, the Issuer will obtain the right to use all of the intellectual property subject to the Worldwide Ownership Certificate in the states of Tennessee, South Carolina and North Carolina; (iii) on November 3, 1999, PFCI will obtain the right to use the all of the intellectual property (except the Harry's Name Intellectual Property) that is subject to the Trust ownership certificate issued to the Issuer in the states of Georgia and Alabama; (iv) on January 31, 2004, the Issuer will obtain the right to use the intellectual property subject to the Worldwide Ownership Certificate concurrently with PFCI on a worldwide basis (including, if PFCI has not made the decision to use the Harry's Name Intellectual Property in its business, the Harry's Name Intellectual Property), and (v) the Issuer obtained the right to create a new name for Harry's in a Hurry stores and Harry's Farmers Market stores, which name will not constitute part of the Trust property. The Consulting Agreement was also revised to, among other things, provide that PFCI is not obligated to make available or provide consulting services to the Issuer with respect to any information about the Boston Market system (except information obtained pursuant to the Consulting Agreement).

     8. Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Based on the Issuer's Quarterly Report on Form 10-Q for the Issuer's fiscal quarter ended July 30, 1997 (the "Quarterly Report"), there were 4,131,849 outstanding shares of Class A Common Stock as of September 10, 1997. PFCI is the beneficial owner of 2,000,000 shares of Class A Common Stock (all of which are shares of Class A Common Stock which PFCI has the right to acquire within 60 days of such date). Based on the Quarterly Report, such shares represent approximately 32.62% of the outstanding number of shares of Class A Common Stock (including for this purpose shares of Class A Common Stock for which the Warrant is currently exercisable), and approximately 24.44% of the total issued and outstanding shares of Class A Common Stock and Class B

     Common Stock of the Issuer (also including for this purpose shares of Class A Common Stock for which the Warrant is currently exercisable).

               BCI owns on the date of this Statement all of the outstanding shares of PFCI Common Stock. BCI does not otherwise beneficially own any Class A Common Stock on the date of this Statement.

          (b) PFCI and BCI (by virtue of its ownership of all of the outstanding shares of PFCI Common Stock) have the power to vote, and to direct the vote of, and the power to dispose of, and direct the disposition of, any shares of Class A Common Stock that may be acquired by PFCI upon the exercise of the Warrant.

          (c) During the past 60 days, neither the Reporting Persons nor (to the knowledge of the Reporting Persons), any executive officer or director of a Reporting Person effected any transactions in the Class A Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.

     9. The first two paragraphs of the section of Item 6 of the Schedule 13D entitled "Loan Agreement" are hereby amended and restated in their entirety as follows:

          Loan Agreement. The Issuer and PFCI are also parties to a second amended and restated secured loan agreement dated as of November 3, 1997 (the "Loan Agreement"), pursuant to which PFCI has provided the following two credit facilities (the "Loans") to the Issuer: (i) the Refinancing Loan and (ii) the Development Loan. Under the Refinancing Loan, PFCI advanced on January 31, 1997 the aggregate principal amount of $12 million to the Issuer, which amount was used by the Issuer to repay indebtedness. The Development Loan has a maximum aggregate principal amount of $5.5 million. Of such amount, $1.5 million is outstanding as of November 3, 1997 and PFCI is obligated, subject to certain conditions, to advance an additional principal amount of $2 million on each of May 3, 1998 and November 3, 1998 (or at any time after such dates and prior to January 31, 2002). Proceeds of the Development Loan are to be used by the Issuer to (i) fund expenditures in connection with the development of a business model for the improvement and expansion of the Issuer's business and facilities, (ii) the refurbishment of existing Harry's Farmers Market megastores and Harry's in a Hurry stores, and (iii) the development of new Harry's in a Hurry stores. In addition, the Issuer is entitled after November 3, 1998 to use for general corporate purposes not more than $500,000 of the proceeds of the Development Loan. The Loans are subordinated in right of payment to certain indebtedness of the Issuer and are secured by a second priority lien on substantially all of the assets of the Issuer and its subsidiaries. The Special Development Loan that was made available by PFCI to the Issuer in June 1997 has been reclassified as part of the Development Loan.

          PFCI has the option (the "Option"), at any time after the earlier of
     (i) the acceleration of any of the Loans or (ii) July 30, 1998 and up to the first day of the first fiscal quarter of the Issuer commencing after January 31, 2002, to purchase that number of shares of Series B Preferred Stock of the Issuer at a purchase price equal to $40.00 per share (as may be adjusted from time to time to reflect any reclassification or change of outstanding shares of Series B Preferred Stock of the Issuer or in the case of certain mergers involving the Issuer or the sale or conveyance of the Issuer as an entirety or substantially as an entirety, the "Option Price") equal to (A) $17.5 million divided by (B) the Option Price; provided, however, PFCI shall be permitted to exercise the Option to purchase shares of Series B Preferred Stock of the Issuer in excess of 300,000 shares (i) only to the extent that PFCI has initially funded the Development Loan (at a rate of one share becoming exercisable for each $40 of funding), unless such Development Loan was not funded due to a material breach of the Issuer thereunder or under certain other agreements between the Issuer and PFCI and (ii) in any case, to purchase up to a maximum of 137,500 shares of Series B Preferred Stock of the Issuer. PFCI is required to exercise the Option for that number of shares of Series B Preferred Stock equal to (A) $12 million divided by (B) the Option Price, not later than January 31, 2002, provided that at such time there exists no uncured event of default under the Refinancing Loan. The purchase price payable upon any exercise of the Option will be paid by a contribution to the Issuer of a principal amount of the Loans equal to the purchase price, or to the extent the principal amount of the Loans is insufficient for this purpose, by delivery of cash.

     10.   The exhibits to the Schedule 13D are amended as set forth in the exhibit index, which appears elsewhere herein, and is incorporated herein by reference.

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PROGRESSIVE FOOD CONCEPTS, INC.



                                    By:  /s/ Michael R. Daigle
                                         ---------------------
                                         Title:  Vice President

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BOSTON CHICKEN, INC.



                                    By:  /s/  Joel M. Alam
                                         -------------------------
                                         Title:  Senior Vice President

                                  APPENDIX A


PROGRESSIVE FOOD CONCEPTS, INC.

     The following individuals are executive officers and/or directors of PFCI. Unless otherwise noted, the business address of each such individual is 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086.

Name                                   Title at Reporting Person

Saad J. Nadhir                         Chairman, President and Chief Executive
                                       Officer and Director

Patrick J. McDonnell                   Chief Operating Officer and Director

Jeffry J. Shearer                      Director. Mr. Shearer is a self-employed
                                       private investor. Mr. Shearer's business address is 770 Pasquinelli Drive, Suite
                                       400, Westmont, IL 60559.

Thomas R. Sprague                      Treasurer and Director

Michael R. Daigle                      Vice President, Secretary and General
                                       Counsel

                                 ************

BOSTON CHICKEN, INC.

     The following individuals are executive officers and/or directors of BCI. Unless otherwise noted, the business address of each such individual is 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086.

Name                                   Title at Reporting Person

Scott A. Beck                          Co-Chairman of the Board, President and
                                       Director

Saad J. Nadhir                         Co-Chairman of the Board, Chief
                                       Executive Officer and Director

Mark W. Stephens                       Vice Chairman of the Board, Chief
                                       Financial Officer and Director

Mark R. Goldston                       Vice Chairman of the Board and Director

Mark A. Link                           Vice President-Financial Reporting

Dennis Mullen                          Chief Financial Officer - Boston Market
                                       Concept

Joel M. Alam                           Senior Vice President, General Counsel
                                       and Secretary


Dean L. Buntrock         Director

Mr. Buntrock is a director of Waste Management, Inc., a Delaware corporation ("Waste Management"). Mr. Buntrock is also a director of Waste Management International plc and Wheelabrator Technologies, Inc., both subsidiaries of Waste Management. He is also a director of First Chicago NBD Corporation. Mr. Buntrock's business address is 3003 Butterfield Road, Oak Brook, Illinois 60521.

Arnold C. Greenberg      Director

Mr. Greenberg is an attorney and self-employed private investor. He formerly served as the Chairman of the Board of Directors and Chief Executive Officer of Coleco Industries, Inc.

J. Bruce Harreld         Director

Mr. Harreld is Senior Vice President-Strategy of International Business Machines Corporation. Mr. Harreld's business address is Old Orchard Road, Armonk, New York 10504.

M Howard Jacobson        Director

Mr. Jacobson is a Senior Advisor to Bankers Trust, Private Advisory Services. Mr. Jacobson also serves as a director of Allmerica Property and Casualty Companies, Inc., Wyman-Gordon Company, and Stonyfield Farm, Inc.

Peer Pedersen            Director

Mr. Pedersen is Chairman of the Board of Pedersen & Houpt, P.C., a Chicago, Illinois law firm. Mr. Pedersen also serves as a director of WMX, Aon Corporation, Extended Stay America, Inc. and Latin America Growth Fund. Mr. Pedersen's business address is 161 N. Clark Street, Suite 3100, Chicago, Illinois 60601-3224.

                                 EXHIBIT INDEX



NUMBER      DESCRIPTION


1.          Joint Filing Agreement, dated August 28, 1997, between PFCI and
            BCI.***

2. Second Amended and Restated Secured Loan Agreement, dated November 3, 1997, between the Issuer and PFCI.*

3. Transaction Agreement, dated January 31, 1997, between the Issuer and PFCI.**

4. Warrant to Purchase Shares of Class A Common Stock, dated January 31, 1997, issued by the Issuer to PFCI.**

5. Articles of Amendment to the Articles of Incorporation of the Issuer designating the Series B Preferred Stock of the Issuer.**

6. Registration Rights Agreement, dated January 31, 1997, between the Issuer and PFCI.**

7. Consulting Services Agreement, dated January 31, 1997, between the Issuer, PFCI and Harry A. Blazer.**

8. Acquisition Agreement, dated January 31, 1997, between the Issuer and PFCI.**

9.          Redemption Agreement, dated November 3, 1997, between the Issuer and
            PFCI.*

10. First Amendment to Consulting Services Agreement, dated November 3, 1997, between the Issuer, PFCI and Harry A. Blazer.*

-------------------

*    Filed herewith
**   Filed with original Schedule 13D on February 10, 1997
***  Filed with Amendment No. 1 to Schedule 13D on September 3, 1997